Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. Crores, except per share data

Particulars	December 31,		Growth (%)	September 30, 2009	Growth % in Q3 10 over Q2 10
	2009	2008			
Income from software services, products and business process management	**5,741**	**5,786**	**(0.8)**	**5,585**	**2.8**
Software development and business process management expenses	3,009	3,075	(2.1)	2,963	1.6
GROSS PROFIT	**2,732**	**2,711**	**0.8**	**2,622**	**4.2**
Selling and marketing expenses	314	274	14.6	276	13.8
General and administration expenses	380	406	(6.4)	413	(8.0)
	694	**680**	**2.1**	**689**	**0.7**
OPERATING PROFIT BEFORE DEPRECIATION	**2,038**	**2,031**	**0.3**	**1,933**	**5.4**
Depreciation	231	187	23.5	232	(0.4)
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,807**	**1,844**	**(2.0)**	**1,701**	**6.2**
Other income, net	231	40	477.5	236	(2.1)
Provision for investments	1	2	(50.0)	–	–
NET PROFIT BEFORE TAX	**2,037**	**1,882**	**8.2**	**1,937**	**5.2**
Provision for taxation	455	241	88.8	397	14.6
NET PROFIT AFTER TAX	**1,582**	**1,641**	**(3.6)**	**1,540**	**2.7**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	27.75	28.66	(3.2)	26.86	3.3
Diluted	27.72	28.63	(3.2)	26.83	3.3

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Profit and Loss Account summary for the Nine Months ended

Particulars	December 31,		Growth (%)	Year ended March 31,2009
	2009	2008		
Income from software services, products and business process management	**16,798**	**16,058**	**4.6**	**21,693**
Software development and business process management expenses	8,887	8,720	1.9	11,765
GROSS PROFIT	**7,911**	**7,338**	7.8	**9,928**
Selling and marketing expenses	851	834	2.0	1,104
General and administration expenses	1,221	1,200	1.8	1,629
	2,072	**2,034**	**1.9**	**2,733**
OPERATING PROFIT BEFORE DEPRECIATION	**5,839**	**5,304**	**10.1**	**7,195**
Depreciation	685	533	28.5	761
OPERATING PROFIT BEFORE TAX AND INTEREST	**5,154**	**4,771**	**8.0**	**6,434**
Other income, net	736	223	230.0	473
Provision for Investment	1	2	(50.0)	-
NET PROFIT BEFORE TAX	**5,889**	**4,992**	**18.0**	**6,907**
Provision for taxation	1,240	617	101.0	919
NET PROFIT AFTER TAX	**4,649**	**4,375**	**6.3**	**5,988**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)				
Basic	81.53	76.44	6.7	104.60
Diluted	81.43	76.30	6.7	104.43

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
North America	66.6	65.9	64.5	65.5	62.3
Europe	21.9	23.2	25.5	23.5	27.6
India	1.2	1.2	1.2	1.2	1.2
Rest of the world	10.3	9.7	8.8	9.8	8.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

REVENUE BY SERVICE OFFERING					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
Services					
Application Development and Maintenance	42.3	40.8	42.5	41.7	43.4
Application Development	*17.8*	*18.1*	*20.8*	*18.6*	*21.1*
Application Maintenance	*24.5*	*22.7*	*21.7*	*23.1*	*22.3*
Business Process Management	5.9	6.2	5.7	6.0	6.0
Consulting Services and Package Implementation	23.3	23.8	25.1	24.2	24.6
Infrastructure Management	7.1	7.8	6.5	7.1	5.7
Product Engineering Services	2.4	2.3	2.1	2.4	2.0
System Integration	4.1	4.4	4.0	4.0	3.4
Testing Services	6.5	6.2	6.5	6.3	7.0
Others	4.5	4.4	3.4	4.3	4.0
Total services	**96.1**	**95.9**	**95.8**	**96.0**	**96.1**
Products	3.9	4.1	4.2	4.0	3.9
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
Fixed Price	38.3	38.0	36.3	38.2	34.1
Time & Materials	61.7	62.0	63.7	61.8	65.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
Insurance, banking & financial	34.6	33.5	34.9	33.5	34.2
Insurance	*8.5*	*7.4*	*7.7*	*7.6*	*7.1*
Banking & financial services	*26.1*	*26.1*	*27.2*	*25.9*	*27.1*
Manufacturing	19.3	19.3	19.6	19.9	18.7
Retail	13.1	14.1	12.6	13.5	12.2
Telecom	16.2	16.2	16.7	16.5	19.5
Energy & Utilities	6.1	5.9	6.2	5.9	5.6
Transportation & logistics	1.8	2.3	2.2	2.2	2.4
Services	5.1	5.0	5.4	5.0	5.4
Others	3.8	3.7	2.4	3.5	2.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Infosys®

CLIENT DATA					
	Quarter ended			Year ended	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Mar 31, 2009	Mar 31, 2008
Number of Clients					
Active	568	571	583	579	538
Added during the period	32	35	30	156	170
Accounting for > 5% of revenue	–	–	1	1	1
Number of million* dollar clients					
1 Million dollar +	336	330	323	327	310
5 Million dollar +	152	150	150	151	141
10 Million dollar +	93	96	102	101	89
20 Million dollar +	60	59	58	59	47
30 Million dollar +	41	41	37	39	32
40 Million dollar +	33	32	26	30	22
50 Million dollar +	22	21	20	20	18
60 Million dollar +	14	15	17	16	13
70 Million dollar +	12	11	13	12	12
80 Million dollar +	9	9	11	10	10
90 Million dollar +	7	6	7	7	6
100 Million dollar +	6	5	4	4	6
200 Million dollar +	2	1	1	1	1
300 Million dollar +	–	–	1	1	1
Client contribution to revenue					
Top client	4.7%	4.6%	6.2%	6.9%	9.1%
Top 5 clients	17.6%	16.5%	17.3%	18.0%	20.9%
Top 10 clients	27.5%	26.2%	27.2%	27.7%	31.4%
Repeat business	97.0%	98.0%	97.1%	97.6%	97.0%
Account receivables – LTM (in days)	57	56	62	62	72

"LTM" – Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
Effort					
Onsite	22.5	22.6	23.1	22.7	24.0
Offshore	77.5	77.4	76.9	77.3	76.0
Revenue					
Onsite	46.1	46.0	45.8	46.2	47.0
Offshore	53.9	54.0	54.2	53.8	53.0
Utilization					
Including trainees	68.8	67.3	68.5	67.7	69.1
Excluding trainees	76.2	73.2	74.5	73.7	73.9

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Infosys®

PERSON MONTHS DATA					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Billed – Onsite	46,925	44,804	46,012	1,81,529	1,81,439
– Offshore	1,62,055	1,53,707	1,52,920	6,18,775	5,75,649
TOTAL	**2,08,980**	**1,98,511**	**1,98,932**	**8,00,304**	**7,57,088**
Non Billable	65,234	72,760	68,191	2,85,867	2,66,916
Trainee	29,603	23,785	23,182	96,252	71,271
Sales & Support	16,803	17,253	15,323	68,737	55,182
TOTAL	**3,20,620**	**3,12,309**	**3,05,628**	**1,251,160**	**11,50,457**

CONSOLIDATED IT SERVICE										
	Quarter ended						LTM			
	Dec 31, 2009	Sequential growth%	Sep 30, 2009	Sequential growth %	Dec 31, 2008	Sequential growth %	Dec 31, 2009	Sequential growth %	Dec 31, 2008	Sequential growth %
	Effort – (Person Months)									
Onsite	46,686	5.1	44,435	0.5	45,850	(1.0)	180,521	(0.1)	1,80,641	14.2
Offshore	1,16,069	6.5	1,08,953	3.0	1,07,828	3.3	437,151	7.7	4,05,956	21.0
Total	**1,62,755**	**6.1**	**1,53,388**	**2.3**	**1,53,678**	**2.0**	**617,672**	**5.3**	**5,86,597**	**18.8**
	Revenue – ($ million)									
Onsite	565.25	7.2	527.43	1.8	534.09	(6.8)	2,126.78	(3.1)	2,194.40	15.7
Offshore	545.40	7.3	508.21	3.6	520.79	(1.4)	2,037.14	0.4	2,029.96	23.1
Total	**1,110.65**	**7.2**	**1,035.64**	**2.7**	**1,054.88**	**(4.2)**	**4,163.92**	**(1.4)**	**4,224.36**	**19.1**

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Mar 31, 2009	Mar 31, 2008
Total Employees	1,09,882	1,05,453	1,03,078	1,04,850	91,187
S/W professionals	1,03,476	97,594	95,910	97,349	85,013
Billable	*89,086*	*87,798*	*85,918*	*86,306*	*79,494*
Banking Product Group	*4,345*#	*2,800*	*2,283*	*2,349*	*2,053*
Trainees	*10,045*	*6,996*	*7,709*	*8,694*	*3,466*
Sales & Support	6,406#	7,859	7,168	7,501	6,174
Gross Addition	8,719	6,069	5,997	28,231	33,177
Net Addition	4,429	1,548	2,772	13,663	18,946
Lateral Employees	1,420	1,064	1,388	5,796	8,523
Attrition % (LTM)*	11.6%	10.9%	11.8%	11.1%	13.4%

* Excluding subsidiaries

1,485 employees who were part of Finacle product team classified under sales and support earlier have been re-classified under banking product group consequent to the completion of iRace program.

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Infosys®

EMPLOYEE METRICS – SUBSIDIARIES					
	Quarter ended			Year ended	
Total Employees	**Dec 31, 2009**	**Sep 30, 2009**	**Dec 31, 2008**	**Mar 31, 2009**	**Mar 31, 2008**
Infosys BPO Limited – consolidated	16,874	16,033	16,941	17,080	16,295
Infosys Technologies (Australia) Pty. Limited – Consolidated	346	341	360	341	363
Infosys Technologies (China) Company Limited	1,619	1,285	1,059	1,053	699
Infosys Consulting, Inc. - Consolidated	567	429	316	304	265
Infosys Technologies, S.De R.L. De C V., Mexico	311	283	210	221	75
Infosys Technologies(Sweden) AB	20	20	–	–	–
Infosys Tecnologia Do Brasil LTDA	47	–	–	–	–

INFRASTRUCTURE (as on Dec 31, 2009)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-up Area (Sq. Ft.)	No. of Seats	Built-up Area (Sq. Ft.)	No. of Seats	
Bangalore	41,74,221	28,905	–	–	–
Bhubaneshwar	8,69,098	4,018	–	–	–
Chandigarh	12,26,033	6,089	–	–	–
Chennai	25,68,949	15,326	6,80,440	6,021	–
Gurgaon	96,406	1,168	–	–	–
Hyderabad	18,73,209	9,682	2,71,842	2,446	–
Jaipur	452,139	4,337	–	–	–
Mangalore	692,225	4,682	1,37,979	–	–
Mauritius	7,275	60	–	–	–
Mysore (including ILI)*	81,66,951	5,619	7,23,781	3,000	–
Pune	44,60,790	24,314	1,31,248	–	–
Thiruvananthapuram	2,76,321	3,131	3,35,364	1,975	–
Total	**2,48,63,617**	**1,07,331**	**22,80,654**	**13,442**	

*Infosys Leadership Institute

RUPEE DOLLAR RATE (Rs)					
	Quarter ended			Year ended	
	Dec 31, 2009	**Sep 30, 2009**	**Dec 31, 2008**	**Mar 31, 2009**	**Mar 31, 2008**
Period closing rate	46.53	48.11	48.71	50.72	40.02
Period average rate	46.62	48.39	49.42	46.54	40.00

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Infosys®

PERFORMANCE AS AGAINST GUIDANCE – INDIAN GAAP			
For Quarter ending Dec 31, 2009		**Guidance provided on October 9, 2009**	**Actual**
Indian GAAP	Revenue (Rs. Crores)	5,429 – 5,476	5,741
	EPS (Rs.)	23.35 – 23.56	27.75

PERFORMANCE AS AGAINST GUIDANCE – IFRS				
For Quarter ending Dec 31, 2009		**Guidance provided on October 9, 2009**	**Guidance restated for constant currency ***	**Actual**
IFRS	Revenue (US $ Million)	1,155 – 1,165	1,163 -1,172	1,232
	Basic EPADS (US $)	0.50		0.59

*Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.60	1.64
EURO	1.46	1.48
AUD	0.87	0.91

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended Dec 31, 2009		**Quarter ended Dec 31, 2008**	
	Revenue	**Net Income**	**Revenue**	**Net Income**
Infosys BPO Limited – consolidated	72.94	9.83	67.06	10.86
Infosys Technologies (Australia) Pty. Limited – Consolidated	41.91	2.50	26.03	1.62
Infosys Consulting, Inc. – Consolidated	25.98	0.99	13.50	(2.65)
Infosys Technologies (China) Company Limited	16.08	5.89	6.67	(1.98)
Infosys Technologies, S.De R.L. De C V., Mexico	4.11	(0.02)	2.30	(0.49)
Infosys Technologies (Sweden) AB	0.69	0.02	–	–
Infosys Tecnologia Do Brasil LTDA	0.58	(0.53)	–	–

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Consolidated Statements of Profit (IFRS)

(Dollars in millions except share data)

	Three months ended Dec 31, (Unaudited)		Year ended March 31, (Audited)	
	2009	2008	2009	2008
Revenues	**1,232**	**1,171**	**4,663**	**4,176**
Gross profit	532	510	1,964	1,723
Operating profit	**382**	**373**	**1,374**	**1,159**
Profit before income taxes	432	380	1,475	1,334
Net profit	**334**	**332**	**1,281**	**1,163**
Earnings per equity share				
Basic ($)	0.59	0.58	2.25	2.04
Diluted ($)	0.59	0.58	2.25	2.04

Reconciliation of net profit as per Consolidated Indian GAAP financial statement and IFRS

In USD Million

	Three months ended		Year ended	
	Dec 31, 2009	Dec 31, 2008	March 31, 2009	March 31, 2008
Consolidated Net profit as per Indian GAAP	**339**	**334**	**1,284**	**1,166**
Share-based compensation (IFRS)	–	(1)	(1)	(3)
Amortization of intangible assets	(5)	(1)	(2)	–
Consolidated Net profit as per IFRS	**334**	**332**	**1,281**	**1,163**

Unaudited Consolidated Statements of Profit (IFRS)

(Rupees in Crores except share data)

	Three months ended Dec 31,		Year ended March 31,	
	2009	2008	2009	2008
Revenues	**5,741**	**5,786**	**21,693**	**16,692**
Gross profit	2,478	2,519	9,158	6,877
Operating profit	**1,784**	**1,838**	**6,421**	**4,625**
Profit before income taxes	2,014	1,876	6,894	5,329
Net profit	**1,559**	**1,635**	**5,975**	**4,644**
Earnings per equity share				
Basic	27.33	28.72	104.89	81.67
Diluted	27.30	28.69	104.71	81.40

Reconciliation of net profit as per Consolidated Indian GAAP financial statement and IFRS

In Rs. Crores

	Three months ended		Year ended	
	Dec 31, 2009	Dec 31, 2008	March 31, 2009	March 31, 2008
Consolidated Net profit as per Indian GAAP	**1,582**	**1,641**	**5,988**	**4,659**
Share-based compensation and others (IFRS)	–	(2)	(7)	(12)
Amortization of intangible assets	(23)	(4)	(6)	(3)
Consolidated Net profit as per IFRS	**1,559**	**1,635**	**5,975**	**4,644**

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Infosys®

Reasons for differences in net profit as per Indian GAAP and IFRS

Share-based compensation (IFRS 2)

Under IFRS, the company recorded share-based compensation expense using the fair value recognition provisions of IFRS 2.

Amortization of intangible assets

IFRS requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are amortized over the estimated useful life.

Constant Currency Reporting

Reported revenues	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**Q1 10**	**Q2 10**	**Q3 10**
Revenue ($ mn)	1,155	1,216	1,171	1,121	1,122	1,154	1,232
Sequential growth (%)	1.1	5.3	(3.7)	(4.3)	0.1	2.8	6.8
YoY growth (%)	24.4	19.0	8.0	(1.8)	(2.9)	(5.1)	5.2

Constant currency – QoQ	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**Q1 10**	**Q2 10**	**Q3 10**
Revenue ($ mn)	1,152	1,236	1,228	1,134	1,100	1,136	1,221
Sequential growth (%)	0.8	7.1	1.0	(3.2)	(1.9)	1.2	5.8

Constant currency – YoY	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**Q1 10**	**Q2 10**	**Q3 10**
Revenue ($ mn)	1,135	1,221	1,242	1,209	1,186	1,177	1,194
YoY growth (%)	22.2	19.3	14.6	5.9	2.6	(3.2)	1.9

Notes:

Basis of computation

1. Rates are as per the noon buying rate of Federal Reserve New York till March 2008 and as per FEDAI rates beginning April 1, 2008

2. Average rates for major global currencies:

Average rate of USD	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**FY 09**	**Q1 10**	**Q2 10**	**Q3 10**
AUD	0.95	0.87	0.67	0.66	0.78	0.76	0.83	0.91
EURO	1.56	1.49	1.32	1.29	1.41	1.36	1.43	1.48
GBP	1.98	1.87	1.54	1.43	1.69	1.55	1.64	1.64

3. Proportion of revenues from major global currencies:

Revenues by currency (%)	**Q1 09**	**Q2 09**	**Q3 09**	**Q4 09**	**FY 09**	**Q1 10**	**Q2 10**	**Q3 10**
AUD	4.9	4.4	4.2	4.8	4.6	5.1	5.9	6.3
EURO	7.0	7.2	6.7	7.7	7.1	7.8	7.3	6.6
GBP	16.5	13.3	11.0	9.8	12.7	10.0	9.7	8.4

Fact Sheet – Consolidated Financial data, Third Quarter, 2009-10

Infosys®

Q3 2010

Geographical Segment – Growth

North America grew by 7.8% sequentially; and 7.7% in constant currency.

Europe grew by 0.9% sequentially; and was flat in constant currency.

Rest of the world grew by 14.3% sequentially; grew by 7.9% in constant currency.

Industry Segment – Growth

BFSI grew by 10.1% sequentially; and by 9.4% in constant currency.

Manufacturing grew by 6.3% sequentially; grew by 5.8% in constant currency.

Retail declined by 0.7% sequentially; and declined by 0.9% in constant currency.

Telecom grew by 6.9% sequentially; and by 4.2% in constant currency.

Others grew by 6.6% sequentially; and 6.0% in constant currency.

Q2 2010

Geographical Segment – Growth

North America grew by 4.8% sequentially; and by 4.6% in constant currency.

Europe declined by 3.4% sequentially; and declined by 7.0% in constant currency.

Rest of the world grew by 1.8% sequentially; declined by 4.0% in constant currency.

Industry Segment – Growth

BFSI grew by 4.6% sequentially; and by 3.3% in constant currency.

Manufacturing declined by 3.0% sequentially; declined by 3.9% in constant currency.

Retail grew by 9.7% sequentially; and by 8.5% in constant currency.

Telecom declined by 1.5% sequentially; declined by 5.4% in constant currency.

Others grew by 5.4% sequentially; and by 4.3% in constant currency.